Exhibit 21.1

Subsidiaries of Petroleum Development Corporation

Company Name	State or Country in which Incorporated or Organized

Riley Natural Gas Company	West Virginia
PDC Securities Incorporated	West Virginia
Unioil	Nevada
PDC, LLC	West Virginia
PA PDC, LLC	Delaware